Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Announces the Appointment of Wayne Heili as President and COO,
Additional Management Changes and Reorganization

Littleton, Colorado (Marketwire – May 17, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) today announced that the Company’s Vice President of Mining and Engineering, Wayne W. Heili, has been promoted to President and Chief Operating Officer and appointed as a Director of the Company.  Mr. Heili will assume the role of Chief Executive Officer on August 1, 2011, succeeding its current Chief Executive Officer, W. William Boberg, who will remain as a Director of the Company.

“On behalf of Ur-Energy, I want to thank Bill Boberg for his years of service to the Company and his guidance and assistance to Wayne during this transition period.  We wish Bill all the best in his future endeavors,” stated Board Chairman Jeffrey T. Klenda.

Regarding the appointment of Wayne Heili to succeed him, Bill Boberg stated, “Wayne has been an integral member of Ur-Energy’s management team since he joined the Company in 2007.  His 20 plus years of experience in engineering, construction, operations and technical support in the uranium mining industry will allow Wayne to lead the next phase in the growth and direction of the Company.”

Further commenting on the appointment of Wayne Heili, Jeff Klenda stated, “The Board believes that Wayne is one of the most knowledgeable executives in the uranium mining industry.  He also has exceptional leadership skills and the Board is confident in Wayne, the Company’s management team, and the Company’s prospects moving forward.”

As part of the Company’s reorganization affecting both the Littleton, Colorado office and the Casper, Wyoming office, to assist in the transition of the Company’s operations in anticipation of receipt of final licenses and permits, and to decrease costs and improve efficiencies, there will be a number of other changes in the Company’s management as well as the elimination and consolidation of some positions.

Roger Smith, Ur-Energy’s Chief Financial Officer, was appointed Chief Administrative Officer in addition to his current role as Chief Financial Officer.  “Roger has also been an integral member of Ur-Energy’s management team since he joined the Company in 2007 and the Board is pleased to extend to him the additional responsibilities of Chief Administrative Officer,” stated Jeff Klenda.  “His 25 plus years of experience in finance, accounting, IT, and M&A in the mining and manufacturing industries are essential as the Company transitions to the next stage of growth.”

Additionally, Steve Hatten, Ur-Energy’s Director of Engineering & Operations, was appointed Vice President, Operations; John Cash, Ur-Energy’s Director of Regulatory Affairs, was appointed Vice President of Regulatory Affairs, Exploration & Geology; and Penne Goplerud, Ur-Energy’s Associate General Counsel was appointed General Counsel and Corporate Secretary.

The Company also announced the departure of Paul Goss, Corporate General Counsel and Corporate Secretary and Harold Backer, Executive Vice President of Geology and Exploration.

“Ur-Energy and the Board wish to thank both Paul Goss and Harold Backer for their contributions to Ur-Energy during their time with the Company.  We wish them success in their future endeavors,” stated Bill Boberg.

Biographical details:

Wayne W. Heili – President and Chief Operating Officer
Mr. Heili has served as Ur-Energy’s Vice President of Mining and Engineering since 2007.  His career spans more than 20 years providing engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operational level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Between 2004 and 2007, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

Roger L. Smith – Chief Administrative Officer & Chief Financial Officer
Mr. Smith has served as Ur-Energy’s Chief Financial Officer since 2007.  He has more than 25 years of mining and manufacturing experience including finance, accounting, information technology and system implementations, mergers and acquisitions, audit and tax, and public and private reporting in international environments. He served as Director of Financial Planning and Analysis for Rio Tinto Minerals, a subsidiary of Rio Tinto PLC and has held various positions with other mining companies such as Vista Gold, Westmont Gold, and Homestake Mining. Mr. Smith has a Master of Business Administration and a Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Steve Hatten – Vice President of Operations
Mr. Hatten has served as Ur-Energy’s Engineering Manager from 2007 to 2010 and as Director of Engineering and Operations since 2010.  He has over 20 years experience with a strong background in ISR (in-situ recovery) uranium operations as a project manager and in well field and production facility design and engineering for such companies as Power Resources, Inc., Rio Algom Mining Corp. and Cameco.  Mr. Hatten has a Bachelor of Science in Petroleum Engineering from Texas Tech University.

John Cash – Vice President of Regulatory Affairs, Exploration & Geology
Mr. Cash has served as Ur-Energy’s Environment, Health, Safety and Regulatory Affairs Manager from 2007 to 2010 and as Director of Regulatory Affairs since 2010.  He previously worked for Crow Butte Resources, Inc. a subsidiary of Cameco, from 2002 to 2007 including as Senior Environmental/Safety Superintendent, Safety Director/Wellfield Supervisor and Operations Superintendent. He is a Fellow of the World Nuclear University Summer Institute, Summer 2005. Mr. Cash has a M.Sc. Geology and Geophysics from the University of Missouri-Rolla.

Penne A. Goplerud – General Counsel and Corporate Secretary
Ms. Goplerud has served as Ur-Energy’s Associate General Counsel since 2007.  She came to the Company in 2007 from private practice and brings more than 15 years of complex commercial litigation experience, including several years practicing in natural resources and mining litigation.  More recently, she became involved with more transactional work, with a natural resources practice in Colorado and internationally.  Ms. Goplerud received her J.D. with Distinction from the University of Iowa.

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations including changes in Company’s management, receipt of required governmental, environmental or other project approvals, permits and licenses, future growth of the Company, cost reductions and improved efficiencies within the Company, that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals, permits and licenses; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.